

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Wing Wah Cheng
Chief Executive Officer
Samfine Creation Holdings Group Limited
Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

> **Re: Samfine Creation Holdings Group Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted August 18, 2022**
> **CIK No. 0001926792**

Dear Mr. Cheng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement

General

1. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

<u>Prospectus Summary</u>
<u>Permission Required from Hong Kong Authorities, page 7</u>

2.   We note your revisions in response to comment 3. As drafted, the business registration certificate issued by the Hong Kong Business Registration Office, required for your Hong Kong subsidiary, appears as an exception to items (i)-(iv) identified thereafter. Please revise to clarify the resulting ambiguities, including whether this certificate constitutes an offering approval, has been obtained, and is the subject of any inquiry or notice. We further note that item (ii) appears to lack a reference.

      You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc: Ying Li